Dogness (International) Corporation

Nasdaq: DOGZ

Dogness (International) Corporation

No. 16 N. Dongke Road, Tongsha Industrial Zone

Dongguan, Guangdong, China 523217

July 1, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Dogness (International) Corporation (CIK 0001707303)
Registration Statement on Form F-3
File No. 333-280051
Request for Acceleration of Effective Date

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Dogness (International) Corporation (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on July 3, 2024, or as soon as practicable thereafter.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Anthony W. Basch of Kaufman & Canoles, P.C. at (804) 771.5725 and that such effectiveness also be confirmed in writing.

Very truly yours,

Dogness (International) Corporation

By:	/s/ Silong Chen
Silong Chen
Chief Executive Officer